
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 24, 2009

Douglas G. Voss
Chairman of the Board and President
Great Lakes Aviation, Ltd.
1022 Airport Parkway
Cheyenne, WY 82001

      Re: Great Lakes Aviation, Ltd.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed July 14, 2009
             File No. 333-159256

Dear Mr. Voss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

<u>Exhibit 5.1</u>

1. We note your response to our prior comment number 10; however, we continue to believe that, for shares already issued and outstanding, counsel's opinion must indicate that the shares <u>are</u> legally and validly issued. Please provide a revised opinion of counsel.

Form 10-K for the fiscal year ended December 31, 2008

Notes to the Financial Statements

Note 4. Leases, page 36

2. We note from your response to our prior comment 14 that you have determined that the supplemental rent payments should be treated as maintenance deposits in accordance with EITF 08-03. However, it is not clear from your response whether you determined that all reserves will be refunded through qualifying maintenance activities or whether you intend to expense any expected unused excess amounts. Please tell us how you determined that it is probable that the reserves will be returned for qualifying maintenance. Your response should provide details of the analysis you performed to determine the amount of reserves expected to be refunded through maintenance activities, and any expected unused excess amounts which should be expensed. Also, please revise future filings to include disclosure of the significant estimates and assumptions involved in the recoverability assessments and any amount of maintenance deposits that were written-off because they were less than probable of being returned.

3. We note your response to our prior comment number 14 in which you indicate that the Company has reevaluated the impact of EITF 08-3 as of January 1, 2009 and for the quarter ended March 31, 2009, after filing the Form 10-Q for the March 31, 2009 and prior to receiving the staff's comment letter, and determined that the supplemental rent payments should be treated as maintenance deposits in accordance with EITF 08-3. We also note that the Company has determined that the impact on the three month period ending March 31, 2009 is $152,000 which the Company does not believe is material to 2009 results. We also note that the Company intends to adopt the provisions of EITF 08-3 as of January 1, 2009 in the June 30, 2009 Form 10-Q as an immaterial correction of an error given the immaterial impact on projected annualized income.

   While we believe the preferable approach to correcting this immaterial error would be to amend the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, we will not object to the Company's decision not to amend its Quarterly Report on Form 10-Q for this period in the event the Company includes a "Recent Developments" section in an amendment to its Form S-1 registration statement discussing this change in accounting treatment and the impact of the error on the Company's financial statements as currently presented in its most recent Form 10-Q. This discussion should explain why the Company did not adopt EITF 08-3 on January 1, 2009, as required, and when the Company intends to adopt this change in accounting. It should also include a discussion of the impact of this change in accounting on the Company's assets, liabilities, stockholders' equity as well as the Company's expenses and net earnings for the period. This section should also include a discussion of the qualitative and quantitative factors considered by management in determining that this error was not material to the Company's financial statements for the quarter ended March 31, 2009.

Other

4. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

5. Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Dennis L, Knoer, Esq.
        Briggs and Morgan, P.A.
        Fax: (612) 977-8650